Bruce Markets LLC

Exhibit 3

Form ATS-N Correcting Amendment (July 17, 2025)

This is a correcting amendment, changes in this amendment are related to Part III, Items 15 and Item 19. For Item 15, the change is clarifying who disseminates the market data. For Item 19 the change is correcting the percentage to reflect the correct basis points for transactions in stocks priced below $1.00 that remove liquidity; the change is 0.3%, from 0.003%, previously displayed incorrectly. These changes are applicable to all Subscribers and the Broker-Dealer Operator.

Part III: Manner of Operations

Item 15: Display

a. Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(b)(23) of Regulation NMS?

☐ Yes **X** ☐ No

b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

X ☐ Yes ☐ No

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

~~The~~ Bruce ATS ~~Markete Data Feeds~~ disseminate security eligibility information prior to accepting orders at 7:50:00 P.M. ET (the "Opening Message"), which indicates all securities eligible to trade during that session. Following the Opening Message until 8:00 P.M. ET, ~~the~~ Bruce ATS ~~Market Data Feeds~~ only sends updates to the eligible security list, if any. From 8:00:00 P.M. to 4:00:00 A.M. ET, Bruce Holdings sends the Bruce ATS Market Data Feeds that include the order information described above as well as execution information indicating that an order previously displayed

has been executed. The counterparties for executions are not displayed.

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

Transaction Fees

The BDO assesses a negotiated per-executed-share fee to Subscribers for shares traded in Bruce ATS that remove liquidity (taking).

For transactions in stocks priced greater than or equal to $1.00 that remove liquidity, there is a charge of $0.00 up to $0.0020. For transactions in stocks priced below $1.00 that remove liquidity, the BDO assesses a negotiated fee of $0.00 up to 0.~~00~~3% (30 basis points) of the total notional dollar volume. Fees may be reduced for Subscribers at the BDO's discretion based on factors, including being an early adopter to Bruce ATS, the historical trading volume on Bruce ATS, and expected future trading volume on Bruce ATS.